UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                Commission File Number 001-13669
                                                                       ---------

(Check one)

|_|  Form 10-K     |_|  Form 20-F     |_| Form 11-K

|X|  Form 10-Q     |_|  Form 10-D     |_| Form N-SAR     |_|  Form N-CSR


         For period ended SEPTEMBER 30, 2007
                          ---------------------------------------------

         ___ Transition Report on Form 10-K

         ___ Transition Report on Form 20-F

         ___ Transition Report on Form 11-K

         ___ Transition Report on Form 10-Q

         ___ Transition Report on Form N-SAR

         For the transition period ended ___________________________

         READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________
________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant   TALON INTERNATIONAL, INC.
                        --------------------------------------------------------

Former name if applicable
                          ------------------------------------------------------

Address of principal executive office (STREET AND NUMBER) 21900 BURBANK BLVD,
                                                          ----------------------
SUITE 270
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City, state and zip code           WOODLAND HILLS, CALIFORNIA 93167
                         -------------------------------------------------------


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                                    PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11 -K or Form N-SAR, or
   [X] portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on of before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                  The Registrant's Form 10-Q, for the quarterly period ended September 30, 2007, could not be filed within the prescribed time period because certain information and data relating to and necessary for the completion of the Registrant's financial statements and management's discussion and analysis of financial condition and results of operations could not be obtained within such time period without unreasonable effort or expense.

                                    PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

        LONNIE D. SCHNELL                (818)                   444-4100
--------------------------------------------------------------------------------
             (Name)                   (Area Code)           (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the
answer is no, identify report(s).          [X] Yes [_] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?                           [X] Yes [_] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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


                            TALON INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   NOVEMBER 14, 2007                   By   /S/ LONNIE D. SCHNELL
      ------------------                      ---------------------------------
                                               Name:  Lonnie D. Schnell
                                               Title: Chief Financial Officer

         INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute federal criminal violations (SEE 18 U.S.C. 1001).


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PART IV - OTHER INFORMATION

(3)      EXPLANATION OF ANTICIPATED CHANGE

The Registrant expects to report revenues of approximately $9.0 million and $31.7 million for the three and nine months ended September 30, 2007, respectively; as compared to $13.4 million and $38.2 million, for the three and nine months ended September 30, 2006, respectively.

For the three months ended September 30, 2007, the Registrant expects to report a net loss of approximately $3.7 million as compared to net income of $0.3 million for the same period in 2006. For the nine months ended September 30, 2007, the Registrant expects to report a net loss of $4.0 million as compared to net income of $0.3 million for the same period in 2006. The results for the three and nine months ended September 30, 2007 include a reserve for impairment of a note receivable in the amount of $2.1 million.


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